The SMART Tire Company, Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BOA Checking (7976)	1,191.92
SVB Operating Account (3664)	18,216.31
SVB Startup MMA (8340)	1.74
Total Bank Accounts	**$19,409.97**
Accounts Receivable	
Accounts Receivable (A/R)	100,895.00
Total Accounts Receivable	**$100,895.00**
Total Current Assets	**$120,304.97**
Fixed Assets	
Property, Plant & Equipment	170,363.88
Total Fixed Assets	**$170,363.88**
Other Assets	
Loans to Shareholder - Earl Cole	79.96
NASA Advance Payment	57,628.00
Total Other Assets	**$57,707.96**
TOTAL ASSETS	**$348,376.81**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	8,897.12
Total Accounts Payable	**$8,897.12**
Credit Cards	
Amex Business Platinum Card® (1006)	0.00
BOA CORP Credit card (4084)	-79.00
BOA Credit Card (Yennie)	58.00
Total BOA CORP Credit card (4084)	**-21.00**
Chase Credit Card	4,906.29
Chase Southwest Credit Card	0.00
SVB Credit Card (2919)	9,330.12
BENZING,JIM (8046)	7,036.39
COLE,EARL (2993)	15,840.75
K YENNIE,BRIAN (1285)	3,960.79
Total SVB Credit Card (2919)	**36,168.05**

The SMART Tire Company, Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
Total Credit Cards	**$41,053.34**
Other Current Liabilities	
Loan fron Deborah M Moore	20,000.00
Loans to/from Shareholders - Brian Yennie	32,295.00
Total Other Current Liabilities	**$52,295.00**
Total Current Liabilities	**$102,245.46**
Total Liabilities	**$102,245.46**
Equity	
Brian Yennie Contributions	5,300.00
Opening Balance Equity	0.00
Retained Earnings	-446,365.19
SAFE Note - Gwyneth Lohnas or John H Lohnas	10,000.00
SAFE Note - SVB for Benefit of Angellist	49,500.00
SAFE Note - WeFund	1,296,881.00
StartEngine Investor Funds	45,970.27
Net Income	-715,154.73
Total Equity	**$246,131.35**
TOTAL LIABILITIES AND EQUITY	**$348,376.81**

The SMART Tire Company, Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BOA Checking (7976)	10,148.38
Mercury Checking	65,470.99
Mercury Treasury	185,000.00
SVB Operating Account (3664)	1,364.84
SVB Startup MMA (8340)	1.74
Total Bank Accounts	**$261,985.95**
Accounts Receivable	
Accounts Receivable (A/R)	45,775.96
Total Accounts Receivable	**$45,775.96**
Total Current Assets	**$307,761.91**
Fixed Assets	
Property, Plant & Equipment	170,363.88
Total Fixed Assets	**$170,363.88**
Other Assets	
Loans to Shareholder - Earl Cole	99.94
NASA Advance Payment	2,500.00
Total Other Assets	**$2,599.94**
TOTAL ASSETS	**$480,725.73**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	10,000.00
Total Accounts Payable	**$10,000.00**
Credit Cards	
Amex Business Platinum Card® (1006)	665.34
BOA CORP Credit card (4084)	-511.00
BOA Credit Card (Yennie)	490.00
Total BOA CORP Credit card (4084)	**-21.00**
Chase Credit Card	1,762.80
Chase Southwest Credit Card	0.00
Mercury Credit Card	4,317.13
SVB Credit Card (2919)	-62,910.90
BENZING,JIM (8046)	32,602.39
COLE,EARL (2993)	23,516.86
K YENNIE,BRIAN (1285)	6,804.60
Total SVB Credit Card (2919)	**12.95**

The SMART Tire Company, Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
Total Credit Cards	**$6,737.22**
Other Current Liabilities	
Loan fron Deborah M Moore	0.00
Loan Payable to Deborah Moore	0.00
Loans to/from Shareholders - Brian Yennie	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$16,737.22**
Total Liabilities	**$16,737.22**
Equity	
Brian Yennie Contributions	5,300.00
Opening Balance Equity	0.00
Retained Earnings	-1,161,519.92
SAFE Note - Gwyneth Lohnas or John H Lohnas	10,000.00
SAFE Note - SVB for Benefit of Angellist	49,500.00
SAFE Note - WeFund	1,296,881.00
StartEngine Investor Funds	49,551.59
WeFunder Equity Round	836,774.43
Net Income	-622,498.59
Total Equity	**$463,988.51**
TOTAL LIABILITIES AND EQUITY	**$480,725.73**

The SMART Tire Company, Inc.

Profit and Loss

January - December 2022

	TOTAL
Income	
Sales	100,895.00
Total Income	**$100,895.00**
Cost of Goods Sold	
Cost of Goods Sold	10,242.98
Total Cost of Goods Sold	**$10,242.98**
GROSS PROFIT	**$90,652.02**
Expenses	
Advertising & Marketing	22,755.33
Conferences	46,525.20
Photography & Digital Marketing	506.86
Public Relations	4,142.00
Total Advertising & Marketing	**73,929.39**
Contractors	19,035.20
Insurance	1,387.00
Legal & Professional Services	41,353.45
Bookkeeping	1,719.90
Total Legal & Professional Services	**43,073.35**
Other Business Expenses	2,437.94
Bank Charges & Fees	1,914.96
Meals & Entertainment	4,396.16
Parking & Tolls	19.67
Postage & Shipping	6,061.69
Printing Services / Manufacturing	6,085.00
Subscriptions & Fees	6,223.31
Supplies & Materials	48,646.21
Travel	46,122.59
Total Other Business Expenses	**121,907.53**
Payroll Expenses	
Payroll Benefits Expenses	56,749.96
Payroll Fee	828.83
Payroll Tax Expenses	94,972.55
Payroll Wage Expenses	263,421.46
Reimbursable Expenses	2,623.57
Total Payroll Expenses	**418,596.37**
Rent & Lease	39,181.20
Research & Development Expense	30,196.29
Taxes & Licenses	
Business / Corp Taxes	696.58
Licenses	56,283.77
Total Taxes & Licenses	**56,980.35**

The SMART Tire Company, Inc.

Profit and Loss

January - December 2022

	TOTAL
Utilities	2,942.36
Energy	6,548.19
Phone & Internet	1,729.68
Total Utilities	**11,220.23**
Total Expenses	**$815,506.91**
NET OPERATING INCOME	**$ -724,854.89**
Other Income	
Credit Card Cash Back	5,026.31
Interest Earned	4,673.85
Total Other Income	**$9,700.16**
NET OTHER INCOME	**$9,700.16**
NET INCOME	**$ -715,154.73**

The SMART Tire Company, Inc.

Profit and Loss

January - December 2023

	TOTAL
Income	
Kickstarter Proceeds	154,450.05
Sales	85,869.28
Total Income	**$240,319.33**
Cost of Goods Sold	
Cost of Goods Sold	48,196.00
Total Cost of Goods Sold	**$48,196.00**
GROSS PROFIT	**$192,123.33**
Expenses	
Advertising & Marketing	8,553.01
Conferences	24,173.97
Photography & Digital Marketing	447.39
Public Relations	740.00
Total Advertising & Marketing	**33,914.37**
Contractors	4,560.11
Interest Paid	764.31
Legal & Professional Services	69,682.75
Other Business Expenses	
Bank Charges & Fees	5,202.78
Meals & Entertainment	10,369.51
Parking & Tolls	316.86
Postage & Shipping	7,440.78
Printing Services / Manufacturing	11,005.03
Subscriptions & Fees	15,399.70
Supplies & Materials	55,748.50
Travel	55,349.75
Total Other Business Expenses	**160,832.91**
Payroll Expenses	
Payroll Benefits Expenses	43,371.72
Payroll Fee	2,030.00
Payroll Tax Expenses	96,896.92
Payroll Wage Expenses	263,458.08
Reimbursable Expenses	13,749.86
Total Payroll Expenses	**419,506.58**
Rent & Lease	40,672.93
Research & Development Expense	79,397.51
Utilities	
Energy	6,029.74

The SMART Tire Company, Inc.

Profit and Loss

January - December 2023

	TOTAL
Phone & Internet	1,764.07
Total Utilities	**7,793.81**
Total Expenses	**$817,125.28**
NET OPERATING INCOME	**$ -625,001.95**
Other Income	
Credit Card Cash Back	2,503.36
Total Other Income	**$2,503.36**
NET OTHER INCOME	**$2,503.36**
NET INCOME	**$ -622,498.59**

The SMART Tire Company, Inc.

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-715,154.73
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-100,895.00
Property, Plant & Equipment	-111,898.91
Accounts Payable (A/P)	-14,202.88
Amex Business Platinum Card® (1006)	0.00
BOA CORP Credit card (4084)	-55.00
BOA CORP Credit card (4084):BOA Credit Card (Yennie)	58.00
Chase Credit Card	2,012.84
Chase Southwest Credit Card	-610.39
SVB Credit Card (2919)	-5,750.86
SVB Credit Card (2919):BENZING,JIM (8046)	7,036.39
SVB Credit Card (2919):COLE,EARL (2993)	15,840.75
SVB Credit Card (2919):K YENNIE,BRIAN (1285)	3,960.79
Loan fron Deborah M Moore	20,000.00
Loans to/from Shareholders - Brian Yennie	28,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-156,504.27**
Net cash provided by operating activities	**$ -871,659.00**
INVESTING ACTIVITIES	
NASA Advance Payment	0.00
Net cash provided by investing activities	**$0.00**
FINANCING ACTIVITIES	
StartEngine Investor Funds	45,970.27
Net cash provided by financing activities	**$45,970.27**
NET CASH INCREASE FOR PERIOD	**$ -825,688.73**
Cash at beginning of period	845,098.70
CASH AT END OF PERIOD	**$19,409.97**

The SMART Tire Company, Inc.

Statement of Cash Flows
January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-622,498.59
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	55,119.04
Accounts Payable (A/P)	1,102.88
Amex Business Platinum Card® (1006)	665.34
BOA CORP Credit card (4084)	-432.00
BOA CORP Credit card (4084):BOA Credit Card (Yennie)	432.00
Chase Credit Card	-3,143.49
Mercury Credit Card	4,317.13
SVB Credit Card (2919)	-72,241.02
SVB Credit Card (2919):BENZING,JIM (8046)	25,566.00
SVB Credit Card (2919):COLE,EARL (2993)	7,676.11
SVB Credit Card (2919):K YENNIE,BRIAN (1285)	2,843.81
Loan fron Deborah M Moore	-20,000.00
Loan Payable to Deborah Moore	0.00
Loans to/from Shareholders - Brian Yennie	-32,295.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-30,389.20**
Net cash provided by operating activities	**$ -652,887.79**
INVESTING ACTIVITIES	
Loans to Shareholder - Earl Cole	-19.98
NASA Advance Payment	55,128.00
Net cash provided by investing activities	**$55,108.02**
FINANCING ACTIVITIES	
Opening Balance Equity	0.00
StartEngine Investor Funds	3,581.32
WeFunder Equity Round	836,774.43
Net cash provided by financing activities	**$840,355.75**
NET CASH INCREASE FOR PERIOD	**$242,575.98**
Cash at beginning of period	19,409.97
CASH AT END OF PERIOD	**$261,985.95**